Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	December 31,
(in millions, except for ratio)	2017	2016	2015	2014	2013
Earnings:
Income (loss) before income taxes	$411.1	$405.3	$203.9	$(47.6)	$(0.4)
Adjustment for companies accounted for by the equity method	5.3	(14.7)	(15.2)	(11.8)	(15.6)
Less: Capitalized interest	(5.0)	(3.4)	(3.9)	(4.2)	(3.1)
Add: Amortization of capitalized interest	2.5	2.1	1.5	1.3	1.0
	413.9	389.3	186.3	(62.3)	(18.1)
Fixed Charges:
Interest and debt expense	73.0	76.9	94.2	125.6	132.6
Capitalized interest	5.0	3.4	3.9	4.2	3.1
Rental expense representative of interest factor	1.3	1.4	1.7	1.5	1.5
	79.3	81.7	99.8	131.3	137.2
Total adjusted earnings available for payment of fixed charges	$493.2	$471.0	$286.1	$69.0	$119.1
Ratio of Earnings to Fixed Charges	6.2	5.8	2.9	(a)	(a)

(a)

Due to net losses in the years ended December 31, 2014 and 2013, the ratio of earnings to fixed charges was less than 1. Our earnings were insufficient to cover fixed charges requirements by $62.3 million and $18.1 million for the years ended December 31, 2014 and 2013, respectively.